Exhibit 99(a)(5)(ii)

400 S. LaSalle Street

Chicago, IL  60605

NEWS RELEASE

FOR IMMEDIATE RELEASE

CBOE HOLDINGS, INC. LAUNCHES TENDER OFFERS FOR

CLASS A-1 AND CLASS A-2 COMMON STOCK

CHICAGO, October 13, 2010 — CBOE Holdings, Inc. (NASDAQ: CBOE) today launched two concurrent tender offers for 6,648,570 shares of its class A-1 common stock and for 6,648,570 shares of its class A-2 common stock, each at a price of $22.50 per share.

The tender offers are scheduled to expire on Friday, November 12, 2010.

The company said it expects to fund the offers entirely from the net proceeds of its initial public offering.

Last June 18, CBOE Holdings raised $301.4 million in net proceeds by issuing approximately 11.4 million shares of its unrestricted common stock to the public in an initial public offering.  In addition, selling shareholders sold an additional 2.1 million shares of unrestricted common stock in the IPO, resulting in a “public” float of approximately 13.5 million shares.  The unrestricted common stock is currently listed on the Nasdaq Global Select Market.

Prior to the IPO, in its filings with the Securities and Exchange Commission, CBOE Holdings announced its intention to use net proceeds of the IPO to conduct two concurrent tender offers for its class A-1 and class A-2 common stock.  The class A-1 and class A-2 common stock is held by former seat owners of Chicago Board Options Exchange, Incorporated, and members of the settlement class in CME Group Inc. et al v. Chicago Board Options Exchange, Incorporated, et al.  The class A-1 and class A-2 common stock is currently subject to transfer restrictions and cannot be sold in any public market.

The tender offers will be made only pursuant to offers to purchase and related letters of transmittal, which will be filed with the Securities and Exchange Commission and are being forwarded to record holders of the class A-1 and class A-2 common stock.

Holders of class A-1 and class A-2 common stock can direct questions with respect to the tender offers to BNY Mellon Shareowner Services at (866) 353-0872.

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CBOE Holdings, Inc. is the holding company for Chicago Board Options Exchange (CBOE) and other subsidiaries.  CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX). Other products engineered by CBOE include equity options, security index options, LEAPS options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading and is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE-C

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, FLEX®, Hybrid®, LEAPS®, CFE®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated (CBOE).   SPXSM, BXMSM, The Options InstituteSM and CBOE Futures ExchangeSM are service marks of CBOE.

All statements in this press release that are not statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of CBOE Holdings’ management and are subject to significant risks and uncertainties. Actual results could differ materially from those expressed in or implied by the forward-looking statements contained in this release because of a variety of factors, including changes in the terms, conditions and expiration dates of the proposed offers, changes in the conditions of the securities markets, particularly the markets for equity securities, and other factors identified in documents filed by CBOE Holdings with the Securities and Exchange Commission.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

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